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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Dicom Imaging Systems, Inc. (Name of Issuer)
COMMON STOCK $.001 PAR VALUE (Title of Class of Securities)
25371 (CUSIP Number)

Mark Smallwood
Torchmark Holdings Ltd.
P.O. Box 290, Caribbean Place
Turks and Caicos Islands
(649) 941-3521
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 19, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 253571	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
Torchmark Holdings Ltd.

(2)	Check the Appropriate Box if a Member (a)	/x/
	of a Group (See Instructions) (b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):
WC, OO.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

(6)	Citizenship or Place of Organization:
Turks and Caicos Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:
13,582,653

	(8)	Shared Voting Power:
14,389,953

	(9)	Sole Dispositive Power:
13,582,653

	(10)	Shared Dispositive Power:
14,389,953

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,389,953

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

(13)	Percent of Class Represented by Amount in Row (11):
54%

(14)	Type of Reporting Person (See Instructions):
CO

CUSIP No. 253571	SCHEDULE 13D	Page 3 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
Gannett International Ltd.

(2)	Check the Appropriate Box if a Member (a)	/x/
	of a Group (See Instructions) (b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):
WC.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

(6)	Citizenship or Place of Organization:
Turks and Caicos Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:
543,600

	(8)	Shared Voting Power:
14,389,953

	(9)	Sole Dispositive Power:
543,600

	(10)	Shared Dispositive Power:
14,389,953

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,389,953

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

(13)	Percent of Class Represented by Amount in Row (11):
54%

(14)	Type of Reporting Person (See Instructions):
CO

CUSIP No. 253571	SCHEDULE 13D	Page 4 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
Lexicon International Ltd.

(2)	Check the Appropriate Box if a Member (a)	/x/
	of a Group (See Instructions) (b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):
WC.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

(6)	Citizenship or Place of Organization:
Turks and Caicos Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:
201,600

	(8)	Shared Voting Power:
14,389,953

	(9)	Sole Dispositive Power:
201,600

	(10)	Shared Dispositive Power:
14,389,953

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,389,953

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

(13)	Percent of Class Represented by Amount in Row (11):
54%

(14)	Type of Reporting Person (See Instructions):
CO

CUSIP No. 253571	SCHEDULE 13D	Page 5 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
Santa Fe Pacific Holdings Ltd.

(2)	Check the Appropriate Box if a Member (a)	/x/
	of a Group (See Instructions) (b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):
WC.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

(6)	Citizenship or Place of Organization:
Turks and Caicos Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:
62,100

	(8)	Shared Voting Power:
14,389,953

	(9)	Sole Dispositive Power:
62,100

	(10)	Shared Dispositive Power:
14,389,953

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,389,953

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

(13)	Percent of Class Represented by Amount in Row (11):
54%

(14)	Type of Reporting Person (See Instructions):
CO

Page 6 of 8 Pages

Item 1. Security and Issuer

    The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Dicom Imaging Systems, Inc., a Nevada Incorporation (the "Company"), with its principal executive offices located at #201 - 15047 Marine Drive, White Rock, British Columbia, Canada V4B 1C5.

Item 2. Identity and Background

    This Statement is being filed by Torchmark Holdings Ltd. ("Torchmark"), Gannett International Ltd. ("Gannett"), Lexicon International Ltd. ("Lexicon"), and Santa Fe Pacific Holdings Ltd ("Santa Fe") are all Turks and Caicos Islands corporations (collectively, the "Reporting Persons"). The Reporting Persons have an address of P.O. Box 290, Caribbean Place, Leeward Highway, Providenciales, Turks and Caicos Islands.

    The Reporting Persons have not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    The Reporting Persons were formed for the purpose of investing in the securities of various technology-related businesses and raised working capital for such purpose through the issuance of their own securities. The securities covered by this statement were acquired by the Reporting Persons using funds from such working capital. Additionally, Torchmark acquired certain of the securities covered by the statement as consideration for the licensing or sale of technology to the Company.

Item 4. Purpose of Transaction

    The Reporting Persons acquired the securities referenced herein for investment purposes.

    Torchmark intends to review its investment on or about September 3, 2001. Pursuant to a Convertible Loan Agreement, effective July 3, 2001, by and between the Company and Torchmark, the Company agreed to terms of a restructuring of certain debt amounting to $906,105 previously owed by the Company to Torchmark and a cash loan of $100,000 (cumulatively, the "Loan"). As security for the Loan, the Company pledged substantially all of its assets to Torchmark pursuant to a Security Agreement by and between the Company and Torchmark dated July 3, 2001. If the Company does not repay the Loan by September 3, 2001, or is not able to renegotiate the terms of the Convertible Loan Agreement, Torchmark will have the right, pursuant to the terms of the Security Agreement, to require the Company to deliver and/or assign substantially all or any portion of the Company's assets and any and all certificates of title and other documents relating thereto to Torchmark. Torchmark expects to enforce the terms of the Security Agreement if the Company does not repay the Loan by September 3, 2001.

    Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Torchmark, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, Torchmark may decide to increase or decrease the size of their investment in the Company. Except as described in this Schedule 13D, Torchmark does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Torchmark will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer

(a)	(1)	As of the date hereof, Torchmark is the record and beneficial owner of 13,582,653 shares of Common Stock. This number represents 51% of the issued and outstanding shares of Common Stock, based on 26,632,653 shares issued and outstanding as of July 29, 2001.

(a)	(2)	As of the date hereof, Gannett is the record and beneficial owner of 543,600 shares of Common Stock. This number represents 2% of the issued and outstanding shares of Common Stock, based on 26,632,653 shares issued and outstanding as of July 29, 2001.

(a)	(3)	As of the date hereof, Lexicon is the record and beneficial owner of 201,600 shares of Common Stock. This number represents less than 1% of the issued and outstanding shares of Common Stock, based on 26,632,653 shares issued and outstanding as of July 29, 2001.

(a)	(4)	As of the date hereof, Santa Fe is the record and beneficial owner of 62,100 shares of Common Stock. This number represents less than 1% of the issued and outstanding shares of Common Stock, based on 26,632,653 shares issued and outstanding as of July 29, 2001.

(b)	(1)	Torchmark has the sole power to vote or to direct the vote of the 13,582,653 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 13,582,653 shares of Common Stock held by it.

(b)	(2)	Gannett has the sole power to vote or to direct the vote of the 543,600 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 543,600 shares of Common Stock held by it.

(b)	(3)	Lexicon has the sole power to vote or to direct the vote of the 201,600 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 201,600 shares of Common Stock held by it.

(b)	(4)	Santa Fe has the sole power to vote or to direct the vote of the 62,100 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 62,100 shares of Common Stock held by it.

(c)		Transactions during the past 60 days: (1) Pursuant to a Software Purchase Agreement effective July 3, 2001, by and between the "Company" and Torchmark, the Company purchased certain assets in exchange for 5,032,653 shares of common stock of the Company, (2) Pursuant to a Convertible Loan Agreement effective July 3, 2001, by and between the Company and Torchmark, the Company borrowed from Torchmark $906,105, as evidenced by a promissory note convertible into common stock of the Company at approximately $0.09 per share, (3) pursuant to a Security Agreement by and between the Company and Torchmark dated July 3, 2001, the Company pledged substantially all of its assets to Torchmark, and (4) pursuant to the Convertible Loan Agreement, on July 11, 2001, the Company issued a convertible promissory note to Torchmark for $25,000, which note is convertible into common stock of the Company at approximately $0.72 per share.

(d)		Not applicable.

(e)		Not applicable.

Page 8 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Gannett, Lexicon and Santa Fe have each agreed to vote the same as any vote by Torchmark at any meeting of the shareholders of the Company.

Item 7. Material to be Filed as Exhibits

    Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 19, 2001
TORCHMARK HOLDINGS LTD.

By:	/s/ MARK SMALLWOOD Mark Smallwood Director
GANNETT INTERNATIONAL LTD.

By:	/s/ MARK SMALLWOOD Mark Smallwood Director
LEXICON INTERNATIONAL LTD.

By:	/s/ MARK SMALLWOOD Mark Smallwood Director
SANTA FE HOLDINGS LTD.

By:	/s/ MARK SMALLWOOD Mark Smallwood Director

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